[redacted]

08000310

JM

Johnson Matthey

January 10, 2008

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7004 2890 0002 4356 3861
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

SUPPL

Robert M. Talley
President-Corporate, General Counsel and Secretary
Office of the President

SEC Mail Processing Section

JAN 15 2008

Washington, DC
101

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Notification of Major Interests in Shares**	**07 Dec 2007**
2.	**Press Release**	**10 Dec 2007**
3.	**Regulatory Announcement**	**17 Dec 2007**
4.	**Regulatory Announcement**	**17 Dec 2007**
5.	**Regulatory Announcement**	**17 Dec 2007**
6.	**Regulatory Announcement**	**17 Dec 2007**
7.	**Notification of Transactions of Directors/Persons**	**21 Dec 2007**
8.	**Notification of Transactions of Directors/Persons**	**03 Jan 2008**

PROCESSED
JAN 28 2008
THOMSON FINANCIAL

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M.

Robert M. Talley
President - Corporate, General Counsel & Secretary

RMT/lls
Enclosures
cc: S. A. Farrant (w/o encl.)
A. Purtill (w/o encl.)

Dew 1/22

JOHNSON MATTHEY INC.
NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3131, FAX: (610) 971-3022

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3.):

   Nominees (Jersey) Ltd
   Perry Nominees Ltd
   Boltro Nominees Ltd
   Ward Nominees Ltd
   Lloyds Bank (PEP) Nominees Ltd
   State Street Nominees Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   5 December 2007

6. Date on which issuer notified:

   6 December 2007

7. Threshold(s) that is/are crossed or reached:

   Fallen below 5%

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 10,769,053

   Number of voting rights: 10,769,053

   Resulting situation after the triggering transaction:

   Number of shares (direct): 10,567,614

   Number of voting rights (direct): -

   Number of voting rights (indirect): 10,567,614

% of voting rights (direct): -

% of voting rights (indirect): 4.923

Total voting rights: 10,567,614 shares (4.923%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

   1,300 Shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

   73,935 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

   23,171 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

   29,786 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

   78,214 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

   10,361,208 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

10. Name of the proxy holder:

    See section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information

    Figures are based on a total number of voting rights of 214,675,736

14. Contact Name:

    Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

    020 7269 8461

7 December 2007

For release at 7.30am Monday 10th December 2007

Johnson Matthey to buy Argillon

Johnson Matthey announced today that it has signed an agreement to buy Argillon Group for €214 million in cash from Ceramics Luxembourg 2(f) S.a r.l., a company owned by KKR funds.

Argillon Group is an international group specialising in catalysts and advanced ceramic materials. The group currently manufactures and sells a range of products into a number of different industries. Argillon has leading catalyst technology which is used to control the emissions of oxides of nitrogen (NOx). Its products include catalysts for mobile and stationary applications including heavy and medium duty diesel vehicles; stationary diesel engines; marine applications; and coal, oil and gas fired turbines in power stations. It also manufactures and markets a variety of engineered ceramics such as insulators used in power transmission and distribution applications, innovative piezo ceramics used as actuators for the textile machinery and automotive industries as well as alumina components for semi conductors and circuit breakers.

Argillon's technologies will add to Johnson Matthey's existing emission control capabilities to meet the increasingly challenging regulations to control harmful NOx emissions. With the increased concern on the effects of poor air quality on human health and the environment, legislation to control NOx emissions will continue to tighten around the world.

In the year to 30th September 2007 Argillon reported sales of €160 million, adjusted EBIT (earnings before interest and taxes) of €19 million and adjusted EBITDA (earnings before interest, taxes, depreciation and amortisation) of €26 million. Net operating assets at 30th September 2007 were €60 million. Argillon employs around 1,500 people and has manufacturing sites in Germany,Poland and Romania.

The transaction is conditional upon regulatory clearance in Germany. Johnson Matthey will finance the acquisition from existing borrowing facilities.

Commenting on this transaction, Neil Carson, Chief Executive of Johnson Matthey said: 'The acquisition of Argillon will complement our existing technology for controlling harmful NOx emissions. In the next few years we expect that global concerns about air quality and climate change will mean this technology will be widely used in both mobile and stationary applications around the world.'

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
Sally Jones	Public Relations Manager	020 7269 8407
David Morgan	Executive Director, Group Corporate Development	020 7269 8454
Howard Lee	The HeadLand Consultancy	020 7367 5225
Laura Hickman	The HeadLand Consultancy	020 7367 5227

www.matthey.com

Regulatory Announcement

Go to market news section

Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Blocklisting Interim Review
Released	12:03 17-Dec-07
Number	0620K

Johnson Matthey

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 12 December 2007

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		Meconic 1995 Approved Share Option Scheme		
Period of return:	From:	1 June 2007	To:	30 November 2007
Balance under scheme from previous return:		1,771		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		0		
Number of *securities* issued/allotted under scheme during period:		0		
Balance under scheme not yet issued/allotted at end of period		1,771		
Number and *class* of *securities* originally listed and the date of admission		61,677 – 3 October 2003		
Total number of *securities* in issue at the end of the period		220,673,613		

Name of contact:	Angela Purtill, Assistant Company Secretary
Address of contact:	Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE
Telephone number of contact:	020 7269 8461

SIGNED BY Simon Farrrant
Company Secretary
for and on behalf of

Johnson Matthey PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Blocklisting Interim Review
Released	12:05 17-Dec-07
Number	0624K

JM Johnson Matthey

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 12 December 2007

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		1995 Approved Executive Share Option Scheme (Ref 96/2296b)		
Period of return:	From:	1 June 2007	To:	30 November 2007
Balance under scheme from previous return:		91,825		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		0		
Balance under scheme not yet issued/allotted at end of period		91,825		
Number and *class* of *securities* originally listed and the date of admission		1,000,000 – 12 June 1996 786,000 – 3 October 2003		
Total number of *securities* in issue at the end of the period		220,673,613		

Name of contact:	Angela Purtill, Assistant Company Secretary
Address of contact:	Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE
Telephone number of contact:	020 7269 8461

SIGNED BY Simon Farrant
Company Secretary
for and on behalf of
Johnson Matthey PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Blocklisting Interim Review
Released	12:09 17-Dec-07
Number	0628K

JM Johnson Matthey

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 12 December 2007

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		1995 Overseas Executive Share Option Scheme (Ref: 96/2296d)		
Period of return:	From:	1 June 2007	To:	30 November 2007
Balance under scheme from previous return:		340,188		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		0		
Balance under scheme not yet issued/allotted at end of period		340,188		
Number and *class* of *securities* originally listed and the date of admission		3,000,000 – 12 June1996 3,344,000 – 3 October 2003		
Total number of *securities* in issue at the end of the period		220,673,613		

Name of contact:	Angela Purtill, Assistant Company Secretary
Address of contact:	Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE
Telephone number of contact:	020 7269 8461

SIGNED BY Simon Farrant

Company Secretary
for and on behalf of
Johnson Matthey PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Blocklisting Interim Review
Released	12:09 17-Dec-07
Number	0629K

Johnson Matthey

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 12 December 2007

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		2001 Executive Share Option Scheme Part A/B		
Period of return:	From:	1 June 2007	To:	30 November 2007
Balance under scheme from previous return:		901,444		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		0		
Number of *securities* issued/allotted under scheme during period:		0		
Balance under scheme not yet issued/allotted at end of period		901,444		
Number and *class* of *securities* originally listed and the date of admission		1,200,000 – 2 October 2003		
Total number of *securities* in issue at the end of the period		220,673,613		

Name of contact:	Angela Purtill, Assistant Company Secretary
Address of contact:	Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE
Telephone number of contact:	020 7269 8461

SIGNED BY Simon Farrant
Company Secretary

for and on behalf of
Johnson Matthey PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

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NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
L C Pentz	(iii)
J N Sheldrick	(iii)
S Farrant	(i)
W F Sandford	(i)
I F Stephenson	(i)
N Whitley	(i)

3. Name of person discharging managerial responsibilities/director:

N A P Carson
P N Hawker
D W Morgan
L C Pentz
J N Sheldrick
S Farrant
W F Sandford
I F Stephenson
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	21
P N Hawker	21
D W Morgan	21
L C Pentz	24
J N Sheldrick	21
S Farrant	21
W F Sandford	21
I F Stephenson	21
N Whitley	21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£17.3000

14. Date and place of transaction:

19 December 2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	95,633
P N Hawker	15,561
D W Morgan	40,783
L C Pentz	18,819
J N Sheldrick	97,127

16. Date issuer informed of transaction:

20 December 2007

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
21 December 2007

Regulatory Announcement

Go to market news section

Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director/PDMR Shareholding
Released	15:22 03-Jan-08
Number	PRNUK-0301

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   A transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   I F Stephenson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   I F Stephenson

8. State the nature of the transaction:

   Exercise of executive share options and subsequent disposal of shares. Details are as follows:

Ordinary Shares under option	Date of Grant	Exercise Price (£)	Number Disposed	Sale Price (£)

12,050	18/07/2001	10.83	12,050	18.38
16,647	17/07/2002	8.65	16,647	18.38
17,158	17/07/2003	8.98	17,158	18.38

9. Number of shares, debentures or financial instruments relating to shares acquired:

45,855 shares acquired upon exercise - all shares subsequently disposed

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

45,855

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

13. Price per share or value of transaction:

£18.38

14. Date and place of transaction:

3 January 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

16. Date issuer informed of transaction:

3 January 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

    N/A

23. Any additional information:

    N/A

24. Name of contact and telephone for queries

    Angela Purtill, Assistant Company Secretary

    020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

3 January 2008

END

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END